

HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

Filenr. 082-04865

RECEIVED
2006 AUG -8 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE




06015865

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Naarden, 31 July 2006

**Re: Hagemeyer N.V.,
Filenr. 082-04865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,



Samira el Harchaoui



PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

Enc.



Filenr. 082-04865

RECEIVED
2006 AUG -8 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
13 June 2006	English and Dutch	Hagemeyer acquires lighting specialist in Sweden

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

RECEIVED
2006 AUG -8 P 2: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Hagemeyer acquires lighting specialist in Sweden

With the objective of further increasing the value-added for its customers, Hagemeyer has acquired Cardi Belysningsspecialisten AB, active in the accent lighting business in Sweden.

Cardi is based in Umeå in the north of Sweden and has offices in both Stockholm and Gothenburg. The company was established in 1974 and specialises in accent lighting. Revenues were approximately € 7 million (just over SEK 60 million) in 2005. The purchase of Cardi will give Hagemeyer's Elektroskandia operations in the Nordics region a broader entry into the attractive accent lighting market.

Cardi's customer base is mostly in the larger retail chains. The accent lighting market has a positive growth trend and more and more retail companies are focusing on accent lighting as a tool in their own marketing strategies. In this market segment, Cardi is the number two player in Sweden.

Hagemeyer's CEO Rudi de Becker comments: "The acquisition of Cardi fits perfectly into our longer term strategy. It will help our continuous development of value-added services in this important area. We look forward to expanding this business further, including into the other countries in the Nordics region."

Naarden, June 13, 2006
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

In 2005 Hagemeyer had net revenues of € 5.6 billion and employed approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON (0)35 6957676, FAX (0)35 6944396

RECEIVED
2006 AUG -8 P 2:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PERSBERICHT

Hagemeyer neemt lichtspecialist in Zweden over

Gericht op het verder verhogen van de toegevoegde waarde voor haar klanten heeft Hagemeyer het Zweedse Cardi Belysningsspecialisten AB, actief op het gebied van accentverlichting, overgenomen.

Cardi is gevestigd in Umeå in Noord-Zweden en heeft vestigingen in zowel Stockholm als Gotenburg. Het bedrijf is in 1974 opgericht en heeft zich gespecialiseerd in accentverlichting. In 2005 bedroeg Cardi's omzet circa € 7 miljoen (ruim SEK 60 miljoen). De aankoop van Cardi geeft Hagemeyers Elektroskandia bedrijven in de Nordics regio een bredere toegang tot de aantrekkelijke markt voor accentverlichting.

Cardi's klantenbasis bevindt zich vooral bij de grotere retailketens. De markt voor accentverlichting kent een positieve groeitrend en meer en meer retailbedrijven richten zich op accentverlichting als instrument in hun eigen marketingstrategieën. In dit marktsegment is Cardi is de nummer twee speler in Zweden.

Hagemeyers CEO Rudi de Becker stelt: "De acquisitie van Cardi past perfect in onze lange termijn strategie. Het draagt bij aan onze continue ontwikkeling van toegevoegde waarde diensten op dit belangrijke gebied. Wij zien er naar uit om deze activiteiten verder uit te breiden, ook in de andere landen van de Nordics regio."

Naarden, 13 juni 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie:

Emilie de Wolf,
Investor Relations & Group Communications
tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In 2005 realiseerde Hagemeyer een netto omzet van € 5,6 miljard en had circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.